Formula Announces Filing of Draft Prospectus in Israel

Herzlia, Israel – July 6, 2009 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) (TASE: FORT) a leading provider of information technology products, solutions and services, (hereinafter: the "Company") announced today that it has filed a draft prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange relating to a proposed public offering of debentures in Israel.

The Company currently intends to use the net proceeds from the proposed offering for general corporate purposes, which may include future acquisitions and financing its operating and investment activity.

Any offering made pursuant to the prospectus will be made in Israel to residents of Israel only. The said securities will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: stock market conditions, regulatory approvals, market demand for the Company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Naamit Salomon, CFO, Formula Systems (1985) Ltd.

+972-9-959-8800